

02003043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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RECEIVED
FEB 27 2002
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHN MAGACS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 BUNDY RD
(No. and Street)

ITHACA (City) NY (State) 14850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MAGACS 607 272 7448
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

"EXEMPT"
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN MAGACS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHN MAGACS, as of 12/31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARTHA A. WALKER
Notary Public, State of New York
No. [illegible]
Qualified in [illegible] County
My Commission Expires 8/31/07

Martha A. Walker
Notary Public

John Magacs
Signature

SOLE PROPRIETOR
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2001
John Magacs, 293 Bundy Road, Ithaca, NY 14850
SEC File #8-14927, SS#113-18-4938

Assets:		
Tompkins Trust Co. account 304681148	$7,746.92	
Total assets		$7,746.92
Liabilities	-0-	
Net worth	$7,746.92	
Total liabilities and net worth		$7,746.92

STATEMENT OF INCOME (LOSS)

Income		
Commissions on sales of mutual funds	$3,271.88	
Expenses		
NASD fees	$774.54	
Salary	$2,497.34	
Net income		-0-

STATEMENT OF CHANGES IN SOLE PROPRIETORS CAPITAL

Net worth December 31, 2000	$7,895.71	
Net worth December 31, 2001	$7,746.92	
Net change in capital		(148.79)

COMPUTATION OF NET CAPITAL

Net worth	$7,746.92
Net capital	$7,746.92
Net capital required :$5000.00	

Since the firm deals in mutual funds only it is exempt from SEC Rule 15c3-3.

STATEMENT OF CASH FLOW

Cash on hand December 31, 2000	$7,895.71
Commissions received	$3,271.88
NASD fees and expenses	$774.54
Salary paid	$2,497.34
Decrease in capital	(148.79)
Cash on hand December 31, 2001	$7,746.92

There were no liabilities subordinated to claims of general creditors on December 31, 2000 or December 31, 2001.

JOHN MAGACS SEC File 8-14927 Annual Report 1/1/01 to 12/31/01

Claim for Exemption of Accountants Opinion

Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealers securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

293 Bundy Road
Ithaca, New York 14850

February 7, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

SEC File 8-14927

Gentlemen:

Enclosed is the 2001 Annual Statement of Financial Condition for John Magacs.

I hereby request approval by the Securities and Exchange Commission to continue submitting statements without an independent accountants opinion as the Securities and Exchange Commission has accepted in the past.

Reasons for this are stated in the "Claim of Exemption of Accountants Opinion" included in my statement of financial condition:

> Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealer securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

Very truly yours,



John Magacs

293 Bundy Road
Ithaca, New York 14850

February 7, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH. D.C.
354
SECTION

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

SEC File 8-14927

Gentlemen:

Enclosed is the 2001 Annual Statement of Financial Condition for John Magacs.

I hereby request approval by the Securities and Exchange Commission to continue submitting statements without an independent accountants opinion as the Securities and Exchange Commission has accepted in the past.

Reasons for this are stated in the "Claim of Exemption of Accountants Opinion" included in my statement of financial condition:

> Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealer securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

Very truly yours,



John Magacs